

October 21, 2014

Via E-mail
Mr. Craig S. McKasson
Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place, Sixth Floor
Charlotte, NC 28277

Re: Premier, Inc.
Form 10-K for the fiscal year ended June 30, 2014
Filed September 4, 2014
File No. 1-36092

Dear Mr. McKasson:

We have reviewed your response letter filed on October 3, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

1. We note your response to comments one and two and your position that you will include disclosure of specific pro forma adjustments within future filings. Additionally, please further enhance your disclosures in future filings by explaining any potential risks associated by relying on pro forma presentations within your filing and confirm that you intend to include disclosure of specific pro forma adjustments in a manner that will provide sufficient information to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented. Please provide us an example of your proposed disclosure.

Financial Statements

Notes to Consolidated Financial Statements, page 88

Revenue Recognition, page 99

Multiple Deliverable Arrangements, page 100

2. We note your response to comment five. Please tell us specifically how you have met the quantitative aspects related to your disclosure for multiple deliverable arrangements under Section 605-25-50 of the Accounting Standards Codification. Additionally, please tell us how you complied with ASC 605-25-50-2h, as it does not appear that you addressed this subparagraph within your response.

(16) Segments, page 111

3. We note your response to comment six and we continue to be unclear how you have complied with paragraph 30f of ASC 280-10-50. Please advise or confirm that you will revise future filings to reconcile this segment measure to Income before income taxes.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant